Tofutti Brands Inc.
50 Jackson Drive
Cranford, NJ 07016

January 12, 2015

Mr. Karl Hiller
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C.  20549

Re:	Tofutti Brands Inc. (the “Company”) Form 10-K for the fiscal Year Ended December 28, 2013 Filed March 28, 2014 File No. 001-09009

Dear Mr. Hiller:

We are submitting this letter in response to the written comment of the Staff of the Securities and Exchange Commission (the “Staff”) in a letter addressed to me, dated December 31, 2014, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 28, 2013 (the “Form 10-K”).

We have repeated the comment in italics and set forth our response in plain type below.

Form 10-K for the Fiscal Year ended December 28, 2013

Financial Statements

Note 2 - Description of the Business and Summary of Significant Accounting Policies, page F-6

1.      We have read your response to prior comment 1 from our letter dated December 4, 2014, and note that you intend to disclose revenue attributable to domestic and foreign operations commencing with your Form 10-K for the fiscal year ending December 27, 2014.  Please also provide disclosure about how you determined you operate in one segment, as required by FASB ASC 280-10-50-21a, as detailed in your response.

Additionally, it remains unclear why further information about product sales would not be required to comply with FASB ASC 280-10-50-40.  As noted previously, in the Business Section of your filing you identify and differentiate between three product groups, including Frozen Desserts, Nondairy Soy-Based Cheese Products, and Frozen Food Products.  We also note your planned introduction of new products that would tend to alter individually, the composition, size and earnings potential of these groups, such as a new line of frozen dessert pints, a new frozen dessert stick novelty, shredded soy-cheeses, additional flavors of soy-cheese slices and new frozen prepared entrees that incorporate your soy-cheese products.  You have disclosure in Management’s Discussion and Analysis indicating you track sales and cost of ingredients either by product group or products within these groups individually.  For example, you explain that total sales increased in 2013 compared to the prior year due principally to more sales of products in your “soy-cheese product line” also indicating that sales in your frozen desert business” continued to be impacted by slow sales in the ice cream category.  You identify the same three product groups, as well as twelve subcategories on your website, www.tofutti.com.

Given the foregoing, it appears disclosure of revenues for these three product groups would be required and consistent with the guidance in FASB ASC 280-10-50-40.  Unless you have additional information to consider that you believe would support an alternate view, please submit the revisions that you propose.  If you prefer to limit compliance to future filings rather than amend your prior report please state your rationale.

The Company advises the Staff that it has assessed whether or not to include quantified disclosure of revenues for each product line or group of similar products and has concluded that such disclosure is not required pursuant to ASC 280-10-50-40.

We have concluded that we have one operating segment because David Mintz, our President and Chief Executive Officer ("CEO"), and Chief Operating Decision Maker ("CODM"), as defined by ASC Topic 280, "Segment Reporting" ("ASC Topic 280"), manages the Company, assesses financial performance and makes decisions with regard to resource allocation at the total Company level and based on the Company's overall financial results of operations.  Several factors support this conclusion.  For example, the operational data of the Company is not segregated by specific products.  The only information that is segregated is revenue.  The information reviewed by our President is also consistent with the financial information that is provided to the board of directors of the Company, which only reviews the financial information on an enterprise basis.  As a result of this information, the Company does not operate in multiple segments.

Additionally, under ASC 280-10-50-21 at the Company views and considers our product mix, regardless of variety, as similar products due to the following:

•	The Company’s products, regardless of shape and type, must always be kosher, parve and completely dairy free.

•	The raw materials and mix as well as the production process are similiar from product to product, whether frozen dessert, frozen food, or cheese.

•	The end users of the products are purchasing non-dairy based products

•	We use the same sales brokers and distributors for our various products and these brokers and distributors purchase both the frozen and refrigerated related products.

•	All of our products fall under the regulatory review of the Food and Drug Administration in regards to nutritional information and labeling.

In future filings we will disclose the following:

Operating Segments

The Company reports on operating segments in accordance with standards for public companies to report information about operating segments and geographic distribution of sales in financial statements.  While the Company has multiple products and or product groups, its goal is to focus on nondairy foods.  The Company’s chief operating decision maker tracks revenue by product groups, but does not track more granular operating results by product group as many of the ingredients are similar amongst these groups.   As a result, the Company has determined that it has only one operating segment, which is the development, production and marketing of nondairy frozen desserts, frozen food products and soy-based cheese products.

In regards to the Staff’s comments under ASC 280-10-50-40, the Company acknowledges that sales can be broken out by product line (frozen desserts and cheese) even though the Company operates in one segment.  As you noted, in Management’s Discussion & Analysis, the Company indicated that it planned to introduce additional flavors for existing product lines during 2014.  However, these new flavors were not introduced during 2014 and are now expected to be introduced during the second quarter of 2015.  Even though these additional flavors are expected to be introduced during 2015, these new items, which are extensions of current product lines, are not expected to have a significant impact on the overall composition of sales in 2015 as well as in subsequent periods.  While the Company discloses such revenue breakout by product line in Management’s Discussion & Analysis, it does not disclose, nor does it track, costs of ingredients by either product group or products within these groups.  Due to the common nature of the raw materials involved between all the product categories, it is impracticable to break out the cost of sales by product or product group and the related margins, which would be relevant benchmarks to the users of the financial statements.  Nor does the Company track advertising or promotional expenses by product group.  Based on  the fact that the products are similar in nature under the aggregation criteria in ASC-280-10-50-11, the Company believes that the disclosure of the net aggregated revenues as currently reflected is reasonable and in line with the guidance.

On behalf of the Company, I acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please do not hesitate to contact our legal Counsel, Steven Glusband, at 212-238-8605, or me at 908-272-2400.

Very truly yours,

/s/Steven Kass
Steven Kass

Chief Financial Officer